Exhibit 12

EMERSON ELECTRIC CO. AND SUBSIDIARIES
COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Year Ended September 30,
	2011	2012	2013	2014	2015
Earnings:
Earnings from continuing operations before income taxes	$3,631	3,115	3,196	3,348	4,161
Fixed charges	370	373	373	355	331
Earnings, as defined	$4,001	3,488	3,569	3,703	4,492

Fixed Charges:
Interest expense	$246	241	234	218	200
One-third of all rents	124	132	139	137	131
Total fixed charges	$370	373	373	355	331

Ratio of Earnings to Fixed Charges	10.8X	9.4X	9.6X	10.4X	13.6X